FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of June, 2012

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

June 14, 2012

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

News Release

MAX completes eight drill holes at Majuba Hill silver/copper/gold project in Nevada

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has completed eight holes (872 meters) of the Phase III core drilling program at its Majuba Hill silver/copper/gold project in Nevada.  Of these eight holes, the first hole (MM-21) was drilled to a depth of 351 m and tested the southeast extension of near-surface high-grade supergene oxide mineralization identified by Max at the historic Majuba Hill mine during 2011.  The remaining seven holes followed up on the discovery hole (MM-18) at the DeSoto zone 1.4 km to the northwest, where MAX intercepted 29.2 m of 98.3 g/t Ag silver equivalent (“AgEq”).

Core from this program is currently being split and logged and will be submitted to Inspectorate in Reno for assay, with results expected later this summer and drilling to resume thereafter.

MAX believes that Majuba Hill is a newly-defined silver/copper/gold porphyry system that is highly prospective for a bulk-tonnage, open pit deposit.  During drilling in 2011, MAX intercepted high grade copper/silver oxide mineralization near surface over long intervals at the past producing Majuba Hill mine site and the DeSoto zone.   Highlights of this drilling include:

Majuba Hill Mine:

•

96 m of 39.2 g/t Ag, 0.57% Cu and 0.10 g/t Au (98.3 g/t AgEq) in hole MM-06

•

50.3 m of 50.8 g/t Ag, 0.31% Cu and 0.31 g/t Au (86.7 g/t AgEq) in MM-07

•

42.7 m of 37.5 g/t Ag and 0.38% Cu (73.0 g/t AgEq) in hole MM-03

DeSoto:

•

29.2 m of 30.5 g/t Ag and 0.69% Cu (98.3 g/t AgEq) in hole MM-18

Note: Silver equivalent is calculated based on 100% metallurgical recovery and five-year historic metal prices of $24 U.S. for silver, $3 U.S. per pound for Cu and $1,200 US per ounce for gold.

Hole MM-21 was collared approximately 250 m southeast of the middle portal of the past-producing Majuba Hill mine to test a southeast trending ridge of high-grade oxide mineralization that appears to extend a further 500 m to the southeast to the Ball Park area, where hole MM-17 intercepted 42.7 m of 16.8 g/t Ag, 13.7 m of 15.9 g/t Ag and 6.16 m of 51.0 g/t Ag.  A map showing drilling locations from the 2011 exploration programs at Majuba Hill, as well as the location of MM-21, is available on the company's website.

The next seven holes (DSM-01 to DSM-07) were shallow and were drilled to test near-surface mineralization at the DeSoto soil anomaly 1.4 km to the northwest, where hole MM-18 intercepted 29.2 m of 30.5 g/t Ag and 0.69% Cu (98.3 g/t AgEq) in the fall of 2011.  The high grade DeSoto soil anomaly was defined by soil sampling and measures approximately 2 km long by 1 km wide, with values as high as 1.53% Cu and 209 g/t Ag in soils.

Maps showing the results of soil sampling and drilling completed to date at Majuba Hill are available on our web site at www.maxresource.com.

Majuba Hill is the site of numerous past producing mines, with historic production reported of 12% copper (Mason Valley Copper, 1918) and silver grades up to 40 oz/t Ag.  The Majuba Hill project encompasses 3,128 acres of surface and mineral rights that includes patented lode mining claims.   The property is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80, and lies 30 miles northwest of Coeur d'Alene's Rochester silver mine, which contains a NI 43-101 compliant Measured and Indicated Resource of 263.9 million tons grading 0.46 oz/ton Ag and 0.004 oz/ton Au.  (The Coeur Technical Report on the Rochester Mine is available on SEDAR).  For more detailed information on the Majuba Hill project, please visit our web site at www.maxresource.com.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold and silver exploration in Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  July 3, 2012

By:      /s/ Stuart Rogers

Stuart Rogers

Director